Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

RE:	MAK DON DON INC.
CIK 0002087277
OFFERING STATEMENT ON FORM 1-A
FILED OCTOBER 2, 2025

Gentlemen and Ladies:

Mak Don Don Inc., CIK 0002087277 (the Company), hereby requests the withdrawal of the above-referenced offering statement on Form 1-A filed on October 2, 2025 (the “Offering Statement”).

The Company intends to re-file its Offering Statement when it has completed the required audit of its financials and obtained appropriate consent from its auditor.

Please do not hesitate to contact our office should you have any question or concerns in relation to this matter.

Sincerely yours,

Mak Don Don Inc.

By: /s/ Man Kim Lau

Man Kim Lau, CEO